NISCAYAH

82-35015

21 July 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Securitas Systems

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SEC
Mail Processing
Section

JUL 29 2008

Washington, DC
105

Best Regards

Else Trägårdh

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

[redacted]

08004073

PROCESSED
AUG 04 2008
THOMSON REUTERS

7/31

82-35019

NISCAYAH

PRESS RELEASE

Stockholm, July 21, 2008

First half-year 2008 weaker than expected

Group sales for the first half-year 2008 preliminarily amounted to MSEK 3,744 (3,461*), with a sales growth of 8 percent, whereof 5 percent organic growth. Operating income before amortization (EBITA) preliminarily amounted to MSEK 232 (281), which gave an EBITA-margin of 6.2 percent (8.1). Income before tax preliminarily amounted to MSEK 167 (275). Operational cash flow for the period preliminarily amounted to MSEK 372 (178).

In a comment to the preliminary result for the first half-year of 2008, Juan Vallejo, Group President and CEO says:

"Sales growth and EBITA-margin for the first half-year are lower than our expectations, mainly due to a weaker than expected development in the UK and Southern Europe. In addition, costs for rebranding and costs for the concluding phase of the project write-downs in the Norwegian operation, have burdened the result for the period.

The weaker sales growth during the first half-year in combination with market insecurity within the customer groups banking and retail, implies that previously communicated full-year outlook of total sales growth of over 10 percent and an EBITA margin around 9 percent most likely cannot be obtained. Additional information about the company's full-year outlook will be given in connection with the company's ordinary interim report."

Niscayah publishes Interim Report for January-June 2008, on August 5, 2008.

*All comparative figures in brackets refer to same period previous year

For additional information:

Juan Vallejo, President and CEO	+46 (0)10 458 80 10
Peter Ragnarsson, CFO	+46 (0)10 458 80 23
Else Trägårdh, Investor Relations	+46 (0)10 458 80 80

This press release is also available on Niscayah's home page: www.niscayah.com

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication at CET 08.00 am on July 21, 2008.

Niscayah Group AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden. Visiting Address: Lindhagensplan 70
Phone: +46 10 458 80 00. Fax: +46 8 619 06 36. www.niscayah.com

END